SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form,
the Registrant is also thereby furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer

INVESTOR DAY

December 18, 2013

Gafisa

GFA LISTED NYSE | GFSA3 NOVO MERCADO BOVESPA BRASIL | Ibovespa | IBrX50

Safe-Harbor Statement

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

We make forward-looking statements that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding our intent, belief or current expectations or that of our directors or executive officers.

Forward-looking statements also include information concerning our possible or assumed future results of operations, as well as statements preceded by, followed by, or that include the words "believes," "may," "will," "continues," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur. Our future results and shareholder values may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

Agenda

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

STRATEGIC POSITIONING

Duílio Calciolari

CEO

Gafisa

GFA LISTED NYSE

GFSA3 NOVO MERCADO

Ibovespa

IBrX50

Organizational Structure

Gafisa — GRANDES IDEIAS PARA VIVER BEM.

Gafisa Management



Duilio Calciolari
CEO

At Gafisa since 2000

Worked in the following areas: HR, IT, Finance, Controllership and Investor Relations.



Andre Bergstein
CFO and IRO

At Gafisa since March/2012

Responsible for Treasury , Corporate Finance, Capital Markets and Investor Relations.

Fernando Calamita



Planning and Control Director

At Gafisa since 2007

Finance and Administrative VP of Kidde do Brasil Ltda.

Luiz Carlos Siciliano



Supply Chain Officer

At Gafisa since 2005

Worked in the Sales and Logistics area of AmBev from 1992 to 2004.

MBA in finance from IBMEC and in Marketing from PUC-RJ.

Rodrigo Osmo



Head of Tenda

At Gafisa since 2006

Worked as an Executive of GP Investimentos and Consultant of Bain&Company

Graduated in Chemical Engineering from USP, with a Master in Business by Harvard Business School.

Rodrigo Pádua



Human Resources Director

At Gafisa since 2006

Worked as Project Manager of AmBev and Human Resources Manager at Danone.

Graduated in Business from UMA-MG; MBA in Human Resources from FGV and an MBA in Business Management from IBMEC.

Sandro Gamba



Head of Gafisa

At Gafisa since 1996

Started as an intern at Gafisa.

Graduated in Civil Engineering by Mackenzie University; MBA from Insper and an MBA in Real Estate Management by FAAP.

Marcelo Willer



Head of AlphaVille

Worked as a Real Estate Officer at Alphaville since 2006.

From 2000 to 2006 worked as a Projects Officer.

Strategic positioning

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Complexity Reduction

1 2012 Phase one	**2** 2013 Phase two	**3** 2014... Phase three

- Focus Gafisa's operations on markets with proven expertise and strong performance (SP and RJ)
- Restructuring of Tenda's business model:
  - Operate in 4 macro regions
  - Launch of contracted projects
  - Sale of transferred units
  - Construction technology (aluminum molds.)
- Establish P&L responsibility by brand for each macro region
- Allocate capital to Alphaville

Goal: Cash generation

Strategic positioning

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Operations Control

1 2012 Phase one	**2** 2013 Phase two	**3** 2014... Phase three

- Strategically grow Gafisa and Alphaville, through the allocation of capital
- Resume Tenda launches as we finalize the delivery of legacy projects and establish a new model
- Focus decisions on the medium and long term (biennial target) - to ensure profitable projects results
- Find optimal balance between cash generation, deleveraging and investment
- Evaluate strategic alternatives to generate liquidity, deleveraging and value creation for shareholders (Alphaville)

Goal: Adapt capital structure to establish conditions for profitable growth

Strategic positioning

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Main Drivers

1	2	3
2012 Phase one	2013 Phase two	2014... Phase three

- Settlement of Alphaville operation
- End of turnaround cycle (1H14)
- 2014 guidance:

Launches

Gafisa	TENDA
R$ 1.5 – 1.7 bi	R$ 600 – 800 mm

Policy

Leverage
55% – 65%

Long Term Profitability

Gafisa		Tenda
Adm. Exp./ Lançamentos 7.5%[1]	ROCE 14 % – 16%	Adm. Exp./ Launches 7%[2]

1 – 2014 guidance
2 – 2015 guidance

Goal: Focus on Profitability

GAFISA

Sandro Gamba

Gafisa

GFA LISTED NYSE | GFSA3 NOVO MERCADO | Ibovespa | IBrX50

Operation Strategy

Consolidation of operations in Rio/SP markets

Gafisa's businesses focusing in RJ/SP markets as established guideline/strategy.

Operations in RJ/SP markets
in results projected for 2014



SP
85%
NM
2%
RJ
13%

Construction sites per Market



Reducing the complexity of work and focusing on RJ/SP projects
100
80
60
40
20
0
20
16
55
6
10
42
4
7
39
2
6
37
2011
2012
2013
2014
NM
RJ
SP

Gross Margin by market (2011 – 3Q2013)



40.0%
30.0%
- 20.0%
-50.0%
-80.0%
2011
1Q12
2Q12
3Q12
4Q12
2012
1Q13
2Q13
3Q13
SP+Rio
Other Markets

Landbank profile

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

In line with the Company's operating strategy



Countryside
399,411
Coastline
87,057
City of SP
2,477,110
Greater SP
2,215,174
SP
5,178,752
RJ
City of RJ
1,583,548

R$ 000 – Nov/2013

- ✓ Landbank focus on strategic markets (SP + RJ), supporting launches for the next three years.
- ✓ Current landbank with 36% acquired via swap

Expected Landbank Gross Margin



39%
32%
37%
SP
RJ
Total

Launches Strategy

Acquisitions aligned to launches strategy

✓ Gafisa's landbank is predominantly composed of two main real estate developments profiles


LIKE
SAÚDE


Easy

	Standard	Complexes Multi
Average PSV	80 - 100 MM	>400 MM
Launched Projects	Lines: Smart/Easy/Like	Espaço Cerâmica Square
% land / PSV	14% - 19%	10% - 15%
% construction / PSV	40% - 45%	45% - 50%
Features	Shorter construction cycle, simpler approvals and distributed projects portfolio.	Medium-long term development cycle, approvals with higher degree of difficulty and greater construction impact.


Gafisa
square


SAO

Product Segmentation

Standardization of operating segments

Customers clusters segmentation project development to seek greater assertiveness on the **product and communication approach** and **better understand the public** to **serve in the most appropriate way**.

Cluster 1

*Has questions, looks for **price**, opportunity, and requires security*

Cluster 2

*New market segment. Demands facilities, **location** and modernity*

Cluster 3

*Know what they want, search, compare and look for increased **space***

Cluster 4

*They demand good taste and **exclusiveness**. They search for more than a property, they demand status*

Gafisa's clients segmention*



Cluster 2
24%
Cluster 1
35%
Investor
18%
Cluster 4
5%
Cluster 3
18%

*Sample of 6,000 clients from Gafisa's base

Market

Market in growth recovery

Launched PSV Evolution (R$ MM) Greater SP



SOS 58%
4,395
14,361
3,602
17,916
SOS 60%
9M12
9M13
Residential
Commercial

* 3Q12 and 3Q13 information

Launched PSV Evolution (R$ MM) RIO+NIT



SOS 62%
1,053
4,601
1,647
4,528
SOS 66%
9M12
9M13
Residential
Commercial

Lauches Performance Gafisa (R$ 000)



795
63
732
0
406
406
9M12
9M13
SP
RJ



31
675
644
YTD2012
SP
RJ



31
1,081
1,050
Tend. FY13
SP
RJ

*4Q13 and YTD with value up to 12/15

Sales Management

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Increasingly mature sales management system

MONTHLY
- Management guidelines
- Medium-term strategy
- MKT and Business Planning
- Focus: Goal for the year

- Daily evolution of sales
- Expenses control
- Visits and conversion
- Real estate companies' goal



OBJECTIVE
CONTROL
FOLLOW UP
RPS
PIPELINE
PLANNING
FORECAST
SDG
Sales target

- Sales and expenses forecast
- Price Strategy
- Monitoring the competition
- Market share, EVs share

projects

WEEKLY
- Monitoring implementation
- Short-term tactic
- Sales pipeline
- Focus: Goal for the month

IMPROVEMENTS
- Launches management ✔
- Billing process ✔
- Credit before sale ✔
- Selling expenses

Sales Management

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Importance of Gafisa Sales and Online Channel

✓ Gafisa Sales is gaining more space and currently represents 54% of Gafisa sales, thereby reducing the dependence on third parties and ensuring greater control over the sales process.

Gafisa Sales Share


3000
2500
2000
1500
1000
500
0
2007
2008
2009
2010
2011
2012
Tendência 2013
31%
35%
38%
45%
38%
44%
54%
Gafisa
%GV

Online Sales (SP+RJ 9M13)


Website visits
1,876.231
Contacts (leads)
53,589
3%
Valid Contacts (prospects)
24,077
44%
Referrals
12,059
48%
Sold Units
412
2%
Online channel 27% of sales*
* SP+Rio

Construction Management Improvements

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Cost Control and Management

Integrated planning, control and supply chain operation processes to meet the company's demands for goods and services, with the best Solution , Specification, Quantity, Price, Term and Place. Implementation in 2012/2013.

Works Budget (w/ Getec) → Market and Demand Mapping → SLA & Suppliers Management → Purchases → **Logistics solution** → Delivery Scheduling → Logistics Operation → Continuous improvement

- Long-term planning
- Market intelligence
- Supply strategy
- Supplier liquidity/soundness
- Strategic negotiations
- Value for shareholders

- Material loss reduction
- Efficiency gains in processes
- Material consumption control
- Analysis of budget x consumption trends (p / floor)
- Continuous process improvement

Logistics in the works

Cost Control and Management



A Gate Control
B Receiving
C Shipping
D Distribution
E Returns (spare)
F Construction Waste Management
Application Point
FLOOR
FLOOR
Spare
FLOOR
FLOOR
Suppliers
Standardized Delivery System (Frequency, Packaging, Quality, etc.).
Delivery Scheduling
Design of the Warehouse: Logistics Project
Receiving flow
Storage area
Or
A
B
C
D
D
E
F
F

Customer Relations

Gafisa

GRANDES IDEIAS PARA VIVER BEM.

Investments on Customer Management

- Dissemination of Customer Culture and expansion of Relationship Program (Viver Bem) — **2010**
- Implementation of CRM Dynamics and Platinum Customer Service Center — **2011**
- Improved Communication Control, Internal Processes and Website — **2012**
- Deployment of new relationship initiatives, further narrowing the communication with the customer — **2013**

✓ Amid the crisis in the industry, which started in 2008, Gafisa has invested in the CRM area to minimize Business diversions impact to the customer.

✓ Despite the increase in client portfolio (50%) in the last three years, the average monthly volume of interactions across all service channels remained stable.



32,000
13,902
39,663
16,189
47,084
16,137
7,332
48,423
13,884
6,884
2010
2011
2012
jul/13
Client Portfolio
Average monthly calls
Monthly average of unique clients

Brand Strength

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Recognition and Trust

According to annual research conducted by a third party company, **Gafisa** leads the main KPIs demonstrating brand strength in the market.

	Top of Mind	Spontaneous awareness	Stimulated knowledge	Desirability	Purchase preference
Gafisa	**18**	**52**	**98**	**34**	**60**
Peer 1	15	40	92	26	52
Peer 2	7	27	89	12	35
Peer 3	4	19	69	11	35
Peer 4	3	15	89	9	32
Peer 5	3	15	56	6	35
Peer 6	2	13	77	7	28



Growing Equity
Strong Equity
3
5
1
Gafisa
2
6
4
Little Equity
Declining Equity

Brand positioning annual survey performed by third party company - Base: Total Sample (400, SP and RJ, class A and B1, between 30 and 55 years old, who purchased new residential property in the last 4 years and / or plan to buy new residential property in the next 3 years).

TENDA

Rodrigo Osmo

Tenda

TENDA Construindo Felicidade

Run-Off of Legacy Projects

- ✓ Legacy projects less relevant in 2014.

Tenda Legacy Run-Off - R$ 000	4Q11	4Q13*	% Solved
Units to Deliver	30,944	7,387	76.1%
Accounts receivable + Invetory (PSV)	3,774,933	922,848	75.6%

* Estimated

New Model

TENDA Construindo Felicidade

Tenda's 'New Model', is based on 4 pillars.

1. ALUMINUM MOLD
2. TRANSFER OF SALES
3. CONTRACTING LAUNCHES
4. IN STORE SALES

Pillars: New Tenda Model

Aluminum Mold X Structural Masonry

Physical examination – development: 300 units



01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18
mobilization and earthmoving
foundation and beams
structure
facade
internal finishing + facilities
Concrete wall - 2 sets of molds
Structural Masonry

Restrictions

Conditions to obtain advantage in costs :

- ✓ Minimum of 2 molds per project (1,000 un./year);
- ✓ Continuous production (MDO own structure)

Cost	Benefit of Concrete Wall*
Direct	(1%)
Indirect	3%
Total	2%

* Unit cost percentage

Adittional Benefits:

(a) accelerated receiving (associative financing);;

(b) Flexibility: start construction only with good sale

New Model

Transfered Sales

Despite lower gross margins, transferred sales create more value

VPL x TIR


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
4.000
4.200
4.400
4.600
4.800
5.000
5.200
5.400
27%
27%
29%
29%
35%
33%
Cenário Inicial sem custos adicionais

Cash Exposure


15
10
5
-
-5
-10
-15
-20
-25
Venda Repassada
Venda Repasse 6M
Venda Piloto
4
7
10
13
16
19
22
25
28
31
34
37
40
43
46
49
52
55
58
61
Cenário Inicial sem custos adicionais

Scenarios: Loss due to increased dissolutions (10%, 20%, 30%) and sales and marketing costs

Restrictions:

- Unable to go back on development

Launch Contracted: Rational

Rational

- Necessary condition for transferred sales since the start
- Elimination of technical and legal risks

Technical risks Eliminated	Cost	Term	Customers' Consent
Change in the feasibility guideline from water supply, sewage and energy utilities (design change)	✓	✓	
Change in the agreements for environmental licensing between the municipal and state levels		✓	
Requirements of the Fire Department to amend the legal design	✓	✓	✓
CEF disagreement about the descriptive history of finishes and systems of work ex. Waterproofing, windowsill (usually local requirements)	✓		✓
Notary requirements to review contract draft		✓	✓
CEF requirements to provide visibility to the buyers via annotations on registration (environmental processes)		✓	✓

Restrictions:

It results in a more lengthy launch process as it requires the evolution of projects and licensing at a level of detail required only for early works

New Model

In Store Sales

✓ In store sales allow a more competitive S&M expense



EV's at 4.6%
commission 3.2%
premium 1.0%
Stand 0.4%
8%
6%
4%
2%
0%
Sales Cost/PSV
Units sale/Month
10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100
Large Store
Medium Store
Small Store

Additional Benefits

Store

- ✓ Higher economics copared to stands (demolished)
- ✓ Takes advantage of large walking flow in in places with heavy traffic

Own Sales team

- ✓ Continuous improvement in process
- ✓ Specialized in MCMV
- ✓ Lack of sales peak allows staff to work without inactivity
- ✓ Lower turnover

Marketing Focused on Brand

- ✓ Better use of the customer: high product availability

Source: Sales and Marketing, Financial Planning, MRV Results

Market

Target Markets

✓ Minimum scale of the mold restricts Tenda's full potential to 16 Operation Spots and 31,000 units per year

Operation Spots	Regions	Population 2012	Households 25M-65M 2012	Production
RMSP – Leste/Oeste	35	7,436,376	1,008,519	4,500
RMPOA	2	1,743,219	260,710	1,000
Zona Oeste/Norte	15	3,609,603	509,311	2,000
RMSalvador	5	3,402,544	389,894	3,000
RMRecife	10	3,620,294	371,243	2,500
RMBH	5	3,402,194	461,672	3,000
	72	23,214,159	3,001,349	16,000
Fortaleza	5	3,214,988	338,091	2,000
RMDF	6	3,239,053	366,228	2,000
RMGoiânia	4	2,258,299	327,555	1,500
RMCuritiba	6	2,625,174	395,535	2,000
RMCampinas	11	3,374,264	506,025	2,000
Baixada fluminense	5	2,743,845	381,611	1,000
RMBelém	4	2,061,687	207,767	1,000
RMSão Luís	5	1,366,973	135,237	1,000
Manaus	1	1,861,838	190,423	1,000
RMVitória	6	1,707,691	237,142	1,500
		24,443,812	3,085,614	15,000
		47,657,971	6,086,964	31,000

Market

Competition

✓ Complex implementation has driven away large players, reducing the competition

Launches Types I and II – Listed Companies
(R$ billion)



10.50
7.40
7.60
4.60
3.10
2009
2010
2011
2012
2013

2013*: 9 months 2013 Annualized
Note: The data are estimates based on reports of listed companies.
Source: Company Reports – MRV, Cyrela, Gafisa, PDG, Rossi, Brookfield, CCDI, Viver, Even, Rodobens, Trisul, Tecnisa, Direcional, Eztec , Helbor.

Financial Model

Average Transfer Period

✓ Short transfer period for "new" sales and high sales velocity have important impacts on the cash exposure of our projects



Average Time between Sale and Transfer
60
50
40
30
20
10
0
49.7
33.2
27.4
27.7
22.9
30.3
15.4
7.5
13.8
3.9
10.7
3.1
11.1
2.9
8.9
2.1
7.5
2.2
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
Total
New Sales

Financial Model

TENDA Construindo Felicidade

Financial Cycle speed

✓ Accelerated financial cycle, developments with sale time of less than 15 months and flexibility to start well sold projects reduce the need for working capital



Project Indicators in % of PSV
100%
80%
60%
40%
20%
0%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 16 16 17 18 19 20 21
L
IO
FO
E
Sales
Work cost
Work cost
Transfers
Revenue
Revenue (-) Work cost



Free Cash Flow - Land in Cash
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
Lgto 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33
Transferred Sales
Pilot Transfer

Premises:
Units: 450
Sales per Month: 30
Price: R$ 130 thousand

Financing: R$ 113 thousand
Cost per unit: R$ 65 thousand
Cost/Financed: 57.5%

Value generated by:
- Selling Cost
- Release only in the record (+ 3 months)
- Work Measuring (M + 1 of the cost)

Key Performance Indicators

TENDA
Construindo Felicidade

Challenges and Risks

Challenges

- Achieve attractive profitability from an operation of approximately R$ 1 billion
- Equate G&A to a legacy free scenario
- Create landbank for operational continuity
- Adapt Operations to a reality the New Model
- Increase Business (Prospecting and incorporation) scale without loss of quality
- Reinforce Tenda Culture

Risks

- MCMV depends on political programs
  - Low discontinuity risk (directed funding → FGTS)
  - Medium attractiveness risk due to constantly revised parameters (interest, subsidies, etc)

New Launches

Performance

✓ Launches performing well to date, but still early for smooth execution of works

	Novo Horizonte SP	Itaim Paulista BA	Vila Cantuária SP	Verde Vida BA	Jaraguá SP	Viva Mais RJ
Launch date	Mar/13	Mai/13	Mar/13	Jul/13	Ago/13	Nov/13
Qty Units	580	240	440	360	260	300
PSV Total (R$000)	R$ 65.145	R$ 31.220	R$ 45.903	R$ 38.563	R$ 40.842	R$ 39.713
Sales	575	227	117	242	140	64
% Sales	99%	52%	49%	67%	54%	21%
Transfers	558	146	98	69	119	0
% Transfers	97%	64%	84%	29%	85%	0%
Work progress	70%	46%	20%	27%	34%	0%
% Price Gain	3.0%	2.4%	1.4%	1.3%	5.2%	-0.6%
Cost Trend	-3.1%	-1.0%	-2.3%	-	-	-








ALPHAVILLE

Marcelo Willer

Gafisa

GFA LISTED NYSE
GFSA3 NOVO MERCADO BOVESPA BRASIL
Ibovespa
IBrX50

Introduction

Alphaville Timeline

1973 – Acquisition of 1st land parcel in Barueri



1976 – 1st resident moves to Alphaville and 2nd phase launch of residential development

1995 – Foundation of Alphaville Urbanismo S.A.

1997 – 1st Alphaville outside Barueri Region (Campinas) launch; Development launched in Portugal

1998 – Launch of Alphaville Lagoa dos Ingleses (Belo Horizonte)



2000 – Alphaville Graciosa (Curitiba) launch; Creation of the Alphaville Foundation



2001 – Launch of Alphaville Goiânia



2002 2005 – Emphasis on geographic diversification, with the launch of 15 projects



2006 2007 – Acquisition of 60% by Gafisa. 9 developments launched

Gafisa

2008 2010 – Acquisition of additional 20% by Gafisa. Accelerated growth phase, with emphasis on increasing volume and margins, with the launch of 34 projects

2011 2012 – second venture launch - urban development in Brasília; New Alphaville brand launch



2013 – Patria/Blackstone acquire 70% stake. Gafisa retains 30%; Gafisa acquires remaining 20%

PATRIA

Construtora Albuquerque Takaoka	Alphaville Urbanismo S.A. (Management by founding partners)	Alphaville Urbanismo S.A. (Gafisa management)
12 developments	23 developments	Aprox. 85 developments/phases

Alphaville

alphaville

Alphaville Brand&Footprint

Brand Equity

ALPHAVILLE URBANISMO S.A. → alphaville

- In 2012, we shifted the positioning and visual identity of the brand, and launched a new branding campaign
- Brand awareness increased 124%
- The Alphaville brand is mainly associated with the attributes of Tradition, Synonymous with Quality, Expertise, Safe and sound brand name.

Business Portfolio

alphaville
- alphaville
- terrasalphaville
- Núcleos Urbanos
- Planned Neighborhoods*
- Open Neighborhoods*

* Products under development phase

National Presence

64 million m² executed and implemented

186 million m² in projects to be developed

- 59 developments executed (45 MN m²)
- 32 projects being executed (19 MN m²)

98 residential phases and 54 commercial

21 States and 53 Cities



Projects under implementation and execution (91) and landbank exceeding R$ 14 billion support aggressive growth strategy

Main Highlights

alphaville

Alphaville Track Record

- **Since 1973, leader in urban development in Brazil**
  Strong brand recognition with reputation for excellent quality
  Nearly forty years experience in the complex process of approving subdivisions
- **National Presence and consistent history of growth**
  Launches CAGR of 37% in the last 4 years. In 2012, projects launched totalled R$ 1.34 billion
  Leadership position ensures access to the best land
  Locked up partnerships already signed with land owners totaling a PSV of more than R$ 13 billion in land bank for future developments
- **Ventures with margins due to price premium and expertise in urbanization**
  Gross Margin of 50% (consolidated in 2012)
- **Unique positioning and high demand by enterprises ensure good sales velocity and price appreciation still during development**
  The process of damming sales and strong brand recognition generates high expectations at the opening of sale
  High sales velocity, with some projects sold out during the launch weekend

Organizational Structure

New Alphaville Structure and Management


CEO
Marcelo Willer
HR Manager
Karine Xavier
Planning Director
Camillo Baggiani
Business Director
Claudia Yassuda
Commercial / New Business Director
Fábio Valle
Environment / Foundation Director
Giovana Kill
Product Director
Katia Oliveira
Operations Director
Ricardo Telles
CFO
Ricardo Scavazza
Finance/ I.R. Director
Guilherme Puppi
Controllership Director
Frederico Barros

AUSA structure

alphaville

Leverage the competences of original entrepreneurs and create value

New Directions after the acquisition by Blackstone and Patria

- Continued growth, with a focus on profitability to sustain cash position
- Increase the efficiency of the most important processes: Land acquisition and launches
- Structuring own Alphaville back office

Supported by the values of Blackstone and Patria:

- Long-term shareholders, with owner approach;
- Main business will be preserved and complemented by the experience of Patria / Blackstone the real estate market
- Existing culture and management will be maintained and strengthened;
- Financial discipline to increase shareholder value.



Gafisa
Blackstone
Patria
Fund
AUSA
Board
Members:
Patria (2)
Blackstone (2)
Gafisa (2)
Alphaville Team (business)
Patria Executives (finance dept)
Executive Board

Operational Highlights

alphaville

History of solid growth

Launches (R$ MN)


Guidance 13
R$1.3 – R$1.5 Bn
237
313
420
741
972
1,343
610
2007
2008
2009
2010
2011
2012
9M13

Pre-Sales (R$ MN)


238
300
377
599
842
1,108
367
2007
2008
2009
2010
2011
2012
9M13

Inventory (R$ MN)


197
215
264
419
567
812
1,057
2007
2008
2009
2010
2011
2012
9M13

Sales Speed


60%
59%
59%
63%
60%
58%
26%
Average: 55%
2007
2008
2009
2010
2011
2012
9M13

Financial Highlights

alphaville

Proven profitability

Sucessful track record and profitability under Gafisa's management → Initial equity of just R$ 50 MM in 2007

Net Revenues (R$ MN)



200
247
277
445
673
810
603
2007
2008
2009
2010
2011
2012
9M13

Net Income (R$ MM) Net Margin (%)



10%
18%
14%
19%
24%
24%
19%
21
43
40
87
161
197
112
2007
2008
2009
2010
2011
2012
9M13

EBITDA (R$ MN) and EBITDA Margin (%)



21%
28%
24%
28%
32%
33%
31%
43
70
67
125
217
269
187
2007
2008
2009
2010
2011
2012
9M13

ROE



47%
69%
44%
64%
79%
51%
23%
Average: 54%
2007
2008
2009
2010
2011
2012
9M13

GAFISA SERVICE CENTER

Luiz Carlos Siciliano

Gafisa

GFA LISTED NYSE
GFSA3 NOVO MERCADO BOVESPA BRASIL
Ibovespa
IBrX50

Strategic view

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Supplies Dept as responsible for the supply chain

Integrated planning, control and supply chain operation processes to meet the company's demands for goods and services, with the best Solution , Specification, Quantity, Price, Term and Place.

Works Budget (w/ Getec) → Market and Demand Mapping → SLA & Suppliers Management → **Purchases** → Logistics solution → Delivery Scheduling → Logistics Operation → Continuous improvement

- Long-term planning
- Market intelligence
- Supply strategy
- Suppliers liquidity/soundness
- Strategic negotiations
- Value for shareholders

- Material loss reduction
- Efficiency gains in processes
- Material consumption control
- Analysis of budget x consumption trends (p / floor)
- Continuous process improvement

Results Achieved

Cost and Control Management

Reduction of Contractual Amendments (R$ mm)

The reduction in contractual amendments reflects improved management of works.



202
197
104
42
14,2%
14,3%
8,1%
3,4%
2010
2011
2012
2013

Price Evolution

The price evolution is below the INCC index, both in specific items and in the basket of items as a complete work



16%
14%
12%
10%
8%
6%
4%
2%
0%
4,47%
jan/12
May/12
Sep/12
jan/13
May/13
Sep/13
INCC
BASKET SP

Results Achieved

Gafisa
GRANDES IDEIAS PARA VIVER BEM

Mitigating risks by monitoring suppliers ' performance

Company | Construction | Category | Supplier | PdA



quality
2%
13%
20%
65%
10
6
3
0
safety
3%
11%
12%
74%
14%
15%
22%
49%
term
6%
15%
12%
67%
personnel
6%
5%
26%
63%
org. clean.
consolidated
good
bad
terrible
68%
32%
0%
fin. and legal
approved
failed
82%
18%

PROJECT	AVERAGE	negotiations	Nº of assessments
LIKE BROOKLIN	9,1		6
SCENA LAGUNA	8,4		6
SMART VILA MASCOTE	8,2		11
NETWORK BUSINESS TOWER	7,4		3
MISTRAL	7,3		4
COLORATTO	7,2		2
ENERGY BROOKLIN	7,2		6
GOLDEN OFFICE	7		4
DUQUESA	6,8		3
PARQUE ARVOREDO	6,8		22
CENTRAL LIFE GARDEN	6,7		14
AMERICAS AVENUE BUSINESS SQUARE	6,5	2	5
MUNDI ESPAÇO CERÂMICA	6,4	3	8
VARANDAS GRAND PARK	6,3		20
CONDESSA - LORIAN BOULEVARD	6,3	2	16
ÉCLAT	6		3
STATUS	5,9	2	13
RISERVATTO	5,9	1	11
EASY VILA ROMANA	5,8	1	12
WEEKEND	5,6		13
IT STYLE HOME E OFFICE/ ZENITH	5,5	5	14
COSTA DO ARAÇAGY	5,5	2	13
ONE BROOKLIN	5,4		13
MARA VILLE	5,3	2	5
NEO SUPERQUADRA	5,2	1	15
SMART PERDIZES	5,2		12
KINO	5,1	4	13
ROYAL PARK	5,1	1	9
FANTASTIQUE CONDOMINIO CLUBE	4,9	3	9
PARQUE ECOVILLE	4,7	3	17
ALEGRIA	4,5	4	10
STATION PARADA INGLESA	4,4	5	14
VARANDA BERRINI	4,1	3	14
ALPHA GREEN	N/A		
IT FLAMBOYANT	N/A		
PARQUE BARUERI - PHASE 3 (ROUXINOL)	N/A		
FLOR DO ANANI	N/A		
ICON BUSINESS & MALL	N/A		
SMART MARACÃ	N/A		
STELLATO	N/A		
VISION ANÁLIA FRANCO	N/A		
GOLDEN RESIDENCE	N/A		
VIVERDI	N/A		
TOTAL:	43	44	340



ADHERENCE
80%
70%
60%
50%
40%
30%
20%
10%
0%
jan
mar
mai
jul
set
nov



TOTAL ASSESSED AND AVERAGES
400
350
300
250
200
150
100
50
0
10
9
8
7
6
5
4
3
2
1
0

SSC – Shared Services Center

Gafisa
GRANDES IDEIAS PARA VIVER BEM

Scenarios

World

- Concept created in the 60s and implemented in the 80s by GE and HP.
- Nowadays approximately 900 SSCs operate in the World in various segments.


Industrial 21%
consumption 16%
Financial 13%
IT Telecom 13%
Retail 10%
Other 27%

Segment


Eastern Europe 42%
USA Canada 32%
Latin America 17%
Other 9%

Region

Brazil

- Since 2000, Brazil follows the strong trend in the implementation of SSCs in various segments.
- In 2012 Brazil is home to approximately 100 SSCs.


PDG, Natura, GOL, EBX, Randon, Marfrig, LUFT, Itapemirim, GAFISA, Hospital São Camilo, Vale, BRMALLS, ALL, Petrobras, Endesa, Metodista, Estácio, CPFL, Brasken, MRS
BRF, Fiat, Gerdau, Telemar, Pão de Açúcar, FEMSA, Pernambucanas, Ipiranga, MRV, WalMart, Odebrecht
Telefônica, Bradesco, Ambev, Grupo CCR
Camargo Correa
1998
2003
2008
2013

Companies in the segment that have implemented SSC : Camargo Correa, MRV, Tecnisa, JHSF, Odebrecht, BR Malls, PDG.

* Data extracted from Deloitte / TOTVS / Accenture consulting firms

SSC Gafisa

Gafisa
GRANDES IDEIAS PARA VIVER BEM

Management, Control and Innovation

Implementation		Stabilization	Maturing	Evolution
Sep/11	Oct/11	Aug/12	Feb/13	Oct/13
Registration Accounts Payable Bank Controls Accounting Fiscal	Accounts Receivable Gafisa Credit Tenda Credit Gafisa Bookkeeping	Staff Adm. Condominium/IPTU	Gafisa and Tenda CRC Facilities Tenda Collections Contracts Barueri Move (R$2MM/year savings)	Administrative Legal Work Tenda Collections CRC Tenda scheduling CRC **Alphaville Challenge**

SSC Benefits: Focus on activities | Compliance | Cost | SLA | KPIs | Standardization

Volumetry *:

* 2012: Volume and ANS – Year average; HC – Position Dec/12

GENERAL	2012	Oct/13
Volume	33.000	33.660
Headcount	242	↓ 172
Headcount productivity	136	↑ 196
Service Level	96.90%	99.44%
Cost per Transaction:	15.21	12.84
Target 2013:	13.78	SAVINGS: R$ 6 MM

Areas (example)	Target 2013	2012	Volumetry Driver:
Accounts Receivable	4.92	5.22	write-offs in the SAP system
Payments	13.14	15.71	Payments made
Fiscal	30.65	32.03	Calculated / collected taxes
Staff Adm.	49.61	66.47	Collaborators

Growth in the number of activities with **Productivity** gains

Next Challenges

Innovation

Gafisa

GRANDES IDEIAS PARA VIVER BEM.

1 SPIN OFF OF ALPHAVILLE BUSINESS UNIT

2 TURNOVER

- Impact already mapped
- Assimilation of new activities
- Higher productivity at lower cost
- Ensure there is no impact for Tenda and Gafisa

FINANCE

Andre Bergstein

CFO

Gafisa

GFA LISTED NYSE

GFSA3 NOVO MERCADO

Ibovespa

IBrX50

Highlights and Recent Developments

Gafisa
GRANDES IDEIAS PARA VIVER BEM

Paving the Way to Profitability

- ✓ Strengthening the capital structure
- ✓ Dividend / Interest on capital & Buyback Program

Alphaville

- Completion of the sale of 70% of AUSA in December/2013
- Total sale value of R$ 1.54 billion
- Estimated result of the transaction is R$ 458.6 million

Gafisa

- Focus on SP + Rio
- Profitability track record in strategic markets
- Solved Legacy (1H14)
- Generation of positive operating cash flow in 9M13 → R$ 69 million

Tenda

- Resumption of launches under the New Model.
- Closure of the legacy in 2013
- Generation of positive operating cash flow in 9M13 → R$ 355 million

New Capital Structure | **Financial Flexibility** | **Generating Shareholder Value**

Capital Structure

Gafisa

GRANDES IDEIAS PARA VIVER BEM

Level of indebtedness appropriate to operations

Net Debt



1,247
1,424
1,201
3,245
2,396
2,456
2,519
2,858
1,423
2008
2009
2010
2011
2012
1Q13
2Q13
3Q13
3Q13 Post Deal

Net Debt / Equity (%)



59.8%
83.8%
65.3%
118.1%
89.0%
93.0%
96.2%
126.0%
47.8%
2008
2009
2010
2011
2012
1Q13
2Q13
3Q13
3Q13 Post Deal

- 48% reduction in leverage level (net debt/equity)
- The sharp drop in Gafisa's indebtedness allows for a reduction in its financial costs and a lower perception of risk, providing reduction in the Company's funding costs.

Capital Structure

Gafisa
GRANDES IDEIAS PARA VIVER BEM

Indebtedness structure linked to projects

Leverage fell from 126% in 3Q13 to 48% in Dec/13

- Partial use of AUSA resources for amortization of corporate debt → R$ 700M
- New indebtedness profile best suited to the operating cycle of the Company.
- Reduction in the Projects/Corporate Debt ratio estimated for 2014 → 58%
- Perspective of reduction in the capital cost before this lower risk scenario

Debt Profile	3Q12	3Q13
Project Finance	2,171	1,845
Corporate Debt and Investor Obligations	2,004	1,794
Total Debt + Obligations	4,174	3,639
Project Finance (% of total debt)	52%	51%
Corporate Debt (% of total debt)	48%	49%

(R$ million)



Indebtedness Historical Breakdown
47.2%
45.3%
43.1%
48.5%
47.4%
52.8%
54.7%
56.9%
51.5%
52.6%
2011
2012
1Q13
2Q13
3Q13
Project Financing
Corporate Debt

Financial Flexibility

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Operating Cash Generation and Liquidity

	Receivables	Inventory at market value	Total	Costs incurred
Gafisa	3,377	1,864	5,241	1,561
Tenda	1,000	715	1,715	264
Total	**4,377**	**2,579**	**6,956**	1,825

R$ milhões

Solid operating cash generation in the last 2 years → R$ 1.3 Billion

Gafisa and Tenda



1.000
900
800
700
600
500
400
300
200
100
0
-100
-7
292
203
389
877
135
94
194
423
1T12
2T12
3T12
4T12
2012
1T13
2T13
3T13
9M13

Operating Cash Flow – Gafisa and Tenda

	2012	9M13	L21M
Inflows	3,851	2,439	6,290
Sales Revenue	1,336	863	2,199
Transfers	2,141	1,386	3,527
Land	193	21	214
Other	182	168	350
Outflows	-2,975	-2,015	-4,990
Construction	-1,714	-1,041	-2,754
Incorporation + Sales	-422	-276	-698
Land	-261	-261	-522
Taxes + G&A+ Other	-578	-438	-1,016
Operating Cash Flow	877	423	1,300

Financial Flexibility

Costs & Expenses Structure

- Final cycle of the turnaround process
- Operational complexity reduction
- Consolidation in strategic markets
- Efficient processes and cost management

Improved Performance

Operational Efficiency

Cost Reduction



20%
16%
12%
8%
4%
0%
2011
2012
3Q13
2014
2015/16
8%
11%
12%
9%
9%
7% - 8%
Gafisa Consolidated
Peers

Profitability

Medium Term Expected profitability



Gafisa
Focus on Rio + SP
Higher Gross Margin Segment
Long Cycle Less Working Cap.
ROCE 14% – 16%
Less Employed Capital
Lower Gross Margin Segment
Short Cycle Fast Working Cap.
TENDA
Construindo Felicidade

Corporate Governance

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

True corporation **listed in NY and Governance benchmark**



GFSA3
NOVO MERCADO
BOVESPA BRASIL
GFA
LISTED
NYSE
Gafisa
30%
100%
alphaville
TENDA
Construindo Felicidade

- Board of Directors mostly independent (8 ouf of 9)
- Audit, Compensation, Appointments and Governance Committees are composed by independent members of the Board of Directors
- Installed Fiscal Council
- Senior officers with over 20 years experience in the segment
- 100% common shares (Novo Mercado)
- 100% *free float*
- 100% *tag along*
- Only real Estate company listed in the New York Stock Exchange (NYSE)
- Principles and Guidelines on Corporate Governance for the Management statutorily defined.

2013

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

2013 Compliant Guidance

Consolidated Data

	1Q13	2Q13	3Q13	9M13
Launches	307,553	461,043	498,348	1,266,943
Sales	218,281	553,639	428,994	1,200,914
Deliveries	1,300	3,373	3,106	7,779

	4Q13*	YTD*
Launches	1,431.452	2,698,396
Sales	1,097,531	2,298,445
Deliveries	3,759	11,400

* Info until 12/15

2013 expectation with numbers aligned with the Company's expectation.

Wrap Up – Market Target

Gafisa

GRANDES IDEIAS PARA VIVER BEM.

Gafisa x Turnaround x Premium Peers

Leverage



96%
47%
118%
103%
51%
90%
82%
48% 48%
2011
2012
3T13
Turnaround Peers
Premium Peers
Gafisa

P / BV Segment Historic



1.6x
1.4x
0.8x
1.5x
0.9x
0.6x
1.5x
0.7x 0.7x
2011
2012
3T13
Premium Peers
Turnaround Peers
Gafisa

P/BV Gafisa



0.7x
0.8x
0.7x
0.6x
0.7x
0.7x
2011
2012
3T13
Gafisa
Média L24M

Gross Margin



25%
28%
9%
16%
28%
26%
19%
30%
24%
2011
2012
3T13
Turnaround Peers
Premium Peers
Gafisa

* Bloomberg, period average

Price to Book Value – Gafisa + Tenda	R$ Million
Market Cap Gafisa – 12/17	1,522
Avaliação de 30% de Alphaville	510
Market Cap Gafisa (Net of 30% of Alphaville)	1,012
Book Value Gafisa – 3Q13 Post Deal	2,978
Book Value Stake Alphaville (30%)	160
Book Value w/out Alphaville	2,818
Price to Book Value / Gafisa + Tenda	0.36x

* 3Q13 pro forma post-deal (12/09 press release)

CONCLUSION

Duilio Calciolari

CEO

Gafisa

GFA LISTED NYSE
GFSA3 NOVO MERCADO BOVESPA BRASIL
Ibovespa
IBrX50

Wrap Up

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

LESS COMPLEXITY	STRATEGIC POSITIONING	NEW CAPITAL STRUCTURE
• Operation Management and Control • Legacy problems are in the past • New Tenda Model	• Focus on more profitable markets • Profitability and Capital Discipline	• Proper leverage • Improved liquidity and lower cost of capital

THANK YOU

www.gafisa.com.br/ir

ri@gafisa.com.br

Gafisa

GFA LISTED NYSE

GFSA3 NOVO MERCADO BOVESPA BRASIL

Ibovespa

IBrX50